

WHITECLOUDS

2019 Report

Dear investors,

We were extremely pleased with our 2019 results. Our main goal for 2019 was getting to profitability and we accomplished that in 4 different months. Financially, 2020 started off very strong and we were optimistic that continued profitability would continue throughout 2020. The COVID-19 pandemic changed that. March 2020 was a really tough month for us, but April rebounded and we think the worst has past. We have been really pleased with the results of our team pivoting the business to temporarily produce face shields for medical professionals (over 65,000 and counting). We are still fabricating face shields but are now working towards getting back to our normal business. We are seeing some signs of life coming back from our customers, but we know this will take time to get to a normal flow. We are really excited for our future.

We need your help!

We were really pleased with the support shown to us during these crazy COVID-19 times. Many of our investors stepped up and made orders with our new face shield fabrication initiatives. We also had many of our investors supply us with new sales leads. Please keep spreading the word about what we are doing at WhiteClouds. We are considering another round of funding in the June time frame. We would love to have you participate in our next round. Thanks,

Sincerely,

Jerry Ropelato
CEO

Joey Skinner
Chief Operating Officer

Our Mission

At WhiteClouds, we know over 88% of customers want personalization in their products. That's why we make it easy for companies to create personalized and customized products, big and small—no expertise in 3D design, software, or equipment necessary. Our robust end-to-end software and dedication to quality are why we have customers ranging from medical and veterinary to gaming and retail.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Top Tier Customers
- Improved EBITDA
- Broader customer mix

The Bad

- Profitability in every month.
- The move to our new location took longer than anticipated
- Selling off our old equipment - it didn't retain any value.

2019 At a Glance

January 1 to December 31

$2,919,337 +27%
Revenue

-$1,048,963
Net Loss

$3,314,970 +56%
Short Term Debt

$446,974
Raised in 2017

$196,805
Cash on Hand
As of 05/22/20

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our 3D Printing software platform enables businesses to produce customized products for their customers like: a model brain-with-tumor based on a patient's personal MRI, a veterinary model used in pre-surgical planning for a dog with angular limb deformity, a super-sized character, or that unique trade show display. By coupling our cloud-based software platform with our full-color 3D printing facility, the options are limitless: that's why we've attracted some of the largest brands in the world.

At WhiteClouds, we know over 88% of customers want personalization in their products. That's why we make it easy for companies to create personalized and customized products, big and small—no expertise in 3D design, software, or equipment necessary. Our robust end-to-end software and dedication to quality are why we have customers ranging from medical and veterinary to gaming and retail.

Milestones

WhiteClouds, Inc. was incorporated in the State of Utah in January 2013.

Since then, we have:

- $9.8 million in revenue since inception.
- Over 70 Fortune 1000 customers.
- Raised $1.3M from 975 investors on Wefunder.
- 3DaaS Software Platform.
- After a successful 23 month trial, signed contract to provide patient-specific 3D printed Veterinary models with largest Veterinary platform (1,870 veterinary surgical centers).
- New Customers Include: Largest Anatomical Models Supplier and two of the Largest Healthcare3D Visualization Developers in the US and Europe (Medical Imaging Software used by 6,300 Healthcare providers)
- Acquired Software 3D Printing Companies: Sandboxr and 3DPlusMe.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $2,293,065 compared to the year ended December 31, 2017, when the Company had revenues of $2,562,441. Our gross margin was 53.48% in fiscal year 2018, compared to 40.35% in 2017.
- *Assets.* As of December 31, 2018, the Company had total assets of $3,112,269, including $66,222 in cash. As of December 31, 2017, the Company had $3,965,530 in total assets, including $64,892 in cash.
- *Net Loss.* The Company has had net losses of $3,492,801 and net losses of $4,728,585 for the fiscal years ended December 31, 2018 and December 31, 2017, respectively.
- *Liabilities.* The Company's liabilities totaled $7,526,974 for the fiscal year ended December 31, 2018 and $5,828,663 for the fiscal year ended December 31, 2017.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,684,500 in debt, $3,000,000 in equity, $4,845,000 in convertibles, and $1,070,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

WhiteClouds, Inc. cash in hand is $67,522.06, as of January 2019. Over the last three months, revenues have averaged $257,128/month, cost of goods sold has averaged $78,335/month, and operational expenses have averaged $365,021/month, for an average burn rate of $186,228 per month. Our intent is to be profitable in 3 months.

After spending years (and extensive cash resources) developing software, making two acquisitions, conducting R&D, submitting multiple patent applications, and developing unique product/service offerings, WhiteClouds has had its first two profitable months in 2018 and is expecting to get to a consistent profitable business model over the next 3-4 months. We closed a low-margin business line (3D printed gaming figurines) in December 2018 and diverted the resources into our 3D fabrication areas which are growing faster with higher margins. WhiteClouds has added inexpensive 3D Printers (creating a 3D Printing farm) and inexpensive foam cutters allowing us to quickly fabricate larger objects, sometimes as tall at 10 feet. This has resulted in very positive results from our existing and new business customers. With our last Wefunder equity raise, we used the funds to increase our sales and marketing – primarily adding more sales staff and more investment into our search engine optimization activities.

January 2019 is on target to be our all-time high in lead generation activities (primarily because of our search engine marketing activities). We expect our lead generation to grow and as such, our revenue should follow this same trend. We expect our expenses to be very flat with the possibility of minor increases depending on how fast revenues grow. With our focus on getting the company to profitability and having two profitable months in the last 8 months, we anticipate consistent profitability in the near-term which will dramatically change our performance results and cash flows in the future. We have been very focused on improving gross margins by altering produce/service offerings and terminating low-margin business lines. Our gross margin results have gone from 40% in 2016 to 66% in 2018. We plan to continue reaching out to other institutional investors to bring in additional capital for future growth.

Net Margin: -36% **Gross Margin: 76%** **Return on Assets: -75%** **Earnings per Share: -$23,310.29**

Revenue per Employee: $94,172 **Cash to Assets: 2%** **Revenue to Receivables: 1,722%** **Debt Ratio: 586%**

Cash_Flow_Statement_-_2019.pdf

Balance_Sheet_-_December_2019..pdf

Income_Statement_-_2019..pdf

WhiteClouds_Financial_Statements-_Reviewed_2017.pdf

Financial_Statements_2018.pdf

WhiteClouds__Inc._Financial_Statements-_Reviewed.pdf

We ❤ Our 1022 Investors

Thank You For Believing In Us

Steef Van Winkel
Dee Logan
Ronald Cunningham
Susan Raab-DeNicola
Srinivas Gadiraju
Charles R Thomson
Jim Wilhite
Randy Rapp
Lance A Singleton
Noah Maizels
Michael Gilbert
William Glenn Skyles
Manish Chabria
Bhabesh Chakrabarti
Michael Composto
Dean Hawkey
Jeff Wilber
Darrick Lazo
Phillip Cox
William Glenn Skyles
Michael Riepen
Marcus Mendiola
Daniel McDonald
Dakota Lopez
Larry Berman
Howard Tracey
Ali Alhaschemy
Felix Remennik
Kar Mun Wong
Kingsley B AWUAH
Ellen Federico
Mary Jo Pincock-Frey
David Mireles
Trasey Green
Wouter Van Der Kolk
William Hagler
Randall Peay
Kar Mun Wong
Joseph CHRISTY
Rebecca Casuga
Robby Coberly
Babatunde Ajayi
Jon Mooneyham
Ben Davis
Darlyne Nguyen
Ravi Singareddy
Rainer Filthaut
Ronald Hopwood
Howard L Triche
Chris Kolbegger
Manuel Palao
Michael Fisher
Brian HARBURN
Sundara Manickam
Barry Root
Gary Bell
Byron W. Smith
Michael Robustelli
Robert B Holder
Garrison Adomian
Joel Overdorf
Majed AlGhannam
Robert B Holder
Richard D. Woodall
Tyler Kimball
Vinoth Venkatachalam
Adam Levinson
Jack Poissant
Richard Babjak
Brooktree Ranch LLC
Jason Chalecki
Drew LaBarbera
Arthur Fagen
Edward Shin
La Vonne P. Ellis
Dennis Thomas
Yuriy Nayer
Casey Windham
Andreas Stracke
Allen Weiss
Joseph Shield
The Golden Family Trust ...
Steven Frazier Child
Ralph Ashcraft
Keith Ryle
Hashim Bharoocha
Joseph C. Oliver
Craig C. Kinsey
Tommy Caudill
Milosav Zivkovic
Peter Zeitoun
Patrick Boyle
Julio Castellan
Carmine Barone
Robert Heinicke
Brandon Gregory
Frank Sell
Grant Broker
Terry Murphy
Marcin Marszalek
Renee Schaeffer
Keith Nation
Wayne Bice
Mahesh Sethuraman
Brenda Ann Hill
Adam Ward

John Grosso
Josh Longbrook
Donald Reed Dickinson
Johnny Evans
Neal Matthews
Roy Bryan Stoker
Michael Rozenfeld
Ramesh Patel
Seth Gregory Peyla
James Marciano
Ameer Noor
Donnie Vinson
James Belasco
Johnny Evans
David Slaughter
Julian E. Metcalf
Michael Staub
Anthony Sippio
Nobuhiro Fujii
Wayne Greene
James Patrick Sjodin
Tammy Asher
Jill Powell
William Bahl
Doug Price
Joel Curt
Gerry Cardinal III
Sumit Kumar
John Xie
Kenneth Jackey
Patrick Schell
Cheng Wanli Peng
Kwang M Kim
Munish Luthra
Ray Dethloff
Jaime De La Parra
Lenka Sullivan
Dave Southern
Jon Seaman
Richard D Smith
Kristi Merriweather
Diane Grevelle
Fidan Karimova
Stephen Anagnostos
Sam Abedini
Richard Sifuentes
Marsha Weisss
Anthony Pinelli
Ramachendra P Batni
Martin Budinger
Yin Lang
Adam Weaver
Matthew Milner
Michael Metz
Cary S. Kart
Subodh Mitta
Stephen Michael Silvers
Dale Evans Falk
Soledad Lee
Patricia Miller
Alan E Howard
Marcel Heinzer
Rainer Filthaut
Kamlesh Brahman
Debbie Beers
Jean Lohier
Mitchell E Ray
Jay Otto
Justis Chase
Eric Hoxie
William Arnold
Marvin R Cowan
Richard Silverstein
Larry Cobb
Laura Loveall
William Florkowski
Kari Pulkkinen
Thomas B. Lyons
The Richard F. Mc Entyre ...
Troy Scott
Elizabeth Pasternak
William Johander
A.J. De Ruyter
J. John And Mary Maggio
Peter De Jersey
Brent Gallagher
Kirsi Dragosljvich
William Huckaby
Elma B. Holway
Debbie Smallwood
Tony Puckett
Scott Chaverri
Li Xiaoping
Vu Nguyen
Peter Krupski
My Dung Do
Orragen K STARK
Hector Hernandez
Joseph Hanecak
Paresh G Vallabh
Matthew Gogola
Clair H Sauder
Bryce Boeder
Frank Little
Robert Hempton
Diane Aksten

Nick Daniels
Roop Pondicherry
James S. McWilliams
Marcin Szymanski
Stephen Darryl Bowe
John Ro
Richard K Smith
Vic Holtreman
Emmanuel Thomas
Gerry Cardinal III
Terry Hartline
Lee Columbus
Robert Carney
Howard Tracey
Joan Lanzagorta Pinol
Mark Nelson
Amos Brown
David L Wilson
Stanley Forward
Jack Hamilton
Travis Deyle
Glennie Harris
Patrick Hancock
David Denknaus
John DeVore
David Slaughter
Kevin Brown
Annette Roll
Scott E Kaplan
Howard Warren
Thomas Reimann
Mohamed Manja
James Tracy Scott
Wan Abdul Aziz
Pouria Pezeshkian
Jerry Ropelato
Barry Rabkin
William Pena
German Di Manzo
Randy John Lafleur
Toby Deyle
Michael Thomas
Wilbert Hogan
William Hagler
Yogesh Periwal
Gregg Johnson
Crown Block Capital LLC
David Heim
Richard Fite
Ronald Pulver
Jack Putnam
J. Michele Preston
David Detzel
Kevin Koons
Joseph W Cwik
John McGraw
Joseph Hammett
Amy T Mintner
Linda M. Bonnette
Ryan Daley
Santosh Kumar
Morris Gelman
Alan E Howard
Bryce Dooley
Gloria Su
Bruce Mortensen
Joshua Friedman
Travis Given
Abinet Boku
Jeffrey Eisenberg
Midhat Qidwai
David Ward
Bill Weissman
Sreenatha R Palnati
Rodney K. Blank
John Cutcliffe
Scott Hafer
Rick Firmine
Anilkumar N Pai
Fred Katzman
Prentiss Robey
Greg Gersib
William Mundall
Joseph Murphy
Veerraju Kavikondala
Michael Gordon
Mary Cummins
Joseph Anthony
Eugene Williams
John Baskey
Peter Haas Jr
Robert Turner
Brian F. Chrest
Mark Widdicombe
Murali K Bandaru
Steve Burns
Warren Wells
Fred Willard
Mike Legan
Bonaventure I. OGBODU
Bruno Trentacost
Robert S O'Brien
Dga Capital LLC
Alan Barton
Lazaro Vazquez
David Scher

Rob Britton
Larry Berman
David Slaughter
Dennis Denomme
Earl J Frost
Stan Murrah
John Taing
Steve Reid
Michael C Kirby
Luke Otterblad
Roland Chow
Peter A Wells
Nakho Sung
Evan J SEGAL
Jeremy Hasbrouck
Craig Vom Lehn
Shalin Shah
Lance A Singleton
Maria Lasam
Larry Berman
Steven A Pennell
Bonni Cutler
Michael Kam
Daniel Herrera
Jacques Fu
Daniel McDonald
Georgios Papadimitriou
Alex Cheong
Kenneth Dickie
Douglas M Moeckel
Juan Antonio Canet
Keith Guerin
Wai Wa LI
Petar Kolakovic
Durojaiye Owoaje
Anand Salodkar
Gary Lardy
Benjamin Djidi
Alex Bartram
Baron Huntington
Robert Mackamul
James George
Gary Lardy
Suresh Goel
Ben Thomas
Patrick Noble
Charles Koch
Virendra Patel
Ligong Ho
Leonard Long
Trung Le
Michael Robustelli
Karyn Ames
Catherine Okekenta
David Ryan
Dr.Amritpal PANNU
Rainer Filthaut
Cody Thornton
Catherine Tran
Jonathan Cherwa
Stephanie Welhouse
Jack Putnam
Dale Evans Falk
Karl Ruddock
Sharon Shemtov
A Alan Gross
Brenda Lyday
Michael Cupp
Mabel Held
Warren Benedetto
Danny Gorman
Melvin Kestner
John Lehmann
Ralph P Sikkema Dvm
Libby Cailen
Carl W Herzberg Jr
Steven Van Zeeland
Mark Dennis Van Cleave
Nick Moudakis
Michael Wood
Ruth Clemmer
Jane Lai
Li Hsiong Virginia Tong
Ronald Moorcroft
Edward Kuhrt
Lloyd M. Feiler
Satish Patel
Rakesh Narayan
Kirk Lively
Davidson Endeavors, Inc
Eeugene A GEGG
James Gray
Kalman Kaplan
Jeff W
Oskar Beranek
Edward McCormick
Syed Isa Bin Abdillah Alju...
Arjan Sharma
Shirley Cheung
N. Rashad Jones
Brent Palman
Meng Qian
Michael Johannsen
Anthony Giordano
Mark GORDON
John Tin

Jack Hamilton
William Goldsworthy
Paul Kirk
Nicholas Angelis
Ted Lafranchi
Ali Alhaschemy
Daniel Czosnyka
Junaid Mian
Joshua Meltzer
Vijaya Kumar POTTI
Vishal Rao
Kathleen Gubar
Francisco Miguel Trigueir...
Leonard Helbig
Firas Alqahoush
Virginia G. Frost
David Macario
Brandon Ingram
Michael C Kirby
Stephen Darryl Bowe
Adrian Kenje Sta Catalina
Anuj Patel
Rae Lynn Nettles
Jacob Anderson
Matthew Cowles
Michael Mentele
William Goldsworthy
Eric Williams
Adrian Green
Jagannath Prasanth Sama...
Loren Roseth
Elliott Maizels
Phil Henderson
Jeff Braisted
Edward E Ehrenberger
Munish Luthra
Benny Ledford
Neil Young
Kevin Fulmer
Diana Knight
Curt Stowell
Todd M. Starbuck
Paul Burns
Joseph Boyer
Zachary McCoy
Lucas Pinelli
Richard D. Woodall
Bruce LaPlante
Dale Evans Falk
Santosh Kumar
James SMITH
Zenaida Pineda
Ron Kaiser
Timothy J Reiterman
James M Gross
Michael Kolar
Trung Le
Michael Fisher
Rita and Gene McColgin
Marek Vrba
Kiranmayi Komati
Rashid Al Dossary
Stephen William WALLS
Charles Koch
Antony T Curtis
Laurene Nagaj
Bill Droke
Ephraim Simon
William Repp
Manish Naik
Casimir S Skrzypczak
MURRAY HOLLINGS
Andrew M Porter
Jerry Tran
Otto J. Schultz
Yinka Afolabi
Ted Lotti
Duane Horn
Anne Jackson
John Perrings
Roberta Campbell
Thomas J Hedrick
Gary L Kennedy
Andrew Orrison
Brian Orinick
Arvin M. Rhodes
Richard W. Richardson, A...
Troy Ochowicz
Michael Kelly
Howard Moyes
Rethish Sasidharan
Steven Zimmerman
Clyde Tenn
Robin Snowdon
Edward Miesionczek
Salvatore Inzerillo
Lester Wright
Rodney Wade
Sumei Chang
Prasad Talasila
Adam Koegel
John Young
John Edgr Rowe
Mark Ament
Pamela Hagono
Richard Berger

Aaron B. Hyatt
Vincent Andrisani
Stanley Forward
Max Francisco Jose Borr...
Alex Harvey Kaufman
John Contarino
Todd Elliott
David Smith
Nick Perry
Siddharth Hadke
Joan Lanzagorta Pinol
Virginia G. Frost
Sheila Schaefer
Seth Gregory Peyla
Percy Fischel
Justin Vaira
Andre Willey
Joseph Lancaster
Yinan Wang
Henrique De Castro Lacer...
Praveen Sridharan
Alan Aspera
Nneka Julia Hollender
Scott Beardsley
Roger Steciak
Kenneth Brock
Gautam Panikulangara
Matthew Paek
Gary Lardy
James Harbal
Jason Minnich
Linda Judd
Mi S Uk KO
Dave Southern
Jon Seaman
Mary Jo Pincock-Frey
Jaspreet Singh
Philip WILSON
Roberto Diaz
Tracey Shabazz
Shirley Crowley
Lee Sherman
Dion Lancia
Marcos A BARAHONA
Nick Hoath
Amy Streeb
Patrick Henry
Abe Sasser
Laura Mullenniex-davis
James Shields
Spencer Savage
Shaun D Washington
David Crane
Ruth Oland
John Boll
Debbie Beers
Ramona Horibata
Cary S. Kart
Darly M LUELLEN
Ignacio Camacho
Randall Huddleston
Jacob Beardsley
Girish Amin
Gordon Stender
Igor Hirsch
Albert Penick
Maria Joseph Sundarraj
Mark Taylor
James M TATEISHI
Arthur Malkani
Sam Regina
Kenneth Klein
Ann Loudermilk
Gary Braunle
Karra S Reddy
Virgil Stamatoiu
Christopher Wanta
Larklo Der Sarkisian
Michael Huskey
Jubal Farrow
Daymon Chad Merrill
Pratap Manne
Thomas M Miller
David Christensen
Linda S. James-Parris
Gary Logan
Jonathan Vong
David Witt
Ricky Mac
Debra A Schultz
Raylen Worsham
Stephen Yoskowitz
Tara Geria
Javier Olivera Whyte
James Tipton
Rob Dougan
Jim Ingram
Kwangsu Ahn
Nixon Augustin
Gary Smith
Humberto Avila
Larry E Proud
David Meriwether
Bryce Cannon
Hang Yuan
Caius DeLauretis

Jayden Aviya Shagam
Abrahim Arabi
Reuven Gilmore
Jose L. Menendez Cuenca
Bhabesh Chakrabarti
Ronald E Chandler
Krishna Mohan Gummalla
Bashir Ahmed Rajput
Wayne Greene
Mark Matzeldelaflor
Vivek Dixit
Kelvin Krupiak
Elden Roland
David Wright
Everett Cook
Harshad Joshi
Tom Olofsson
Elliott Bailey
Aaron B. Hyatt
Terry Hartline
Regan Stevenson
William Goldsworthy
Rickey Brookins
Joseph Lancaster
Andreas Verhaag
Leonard Helbig
Anthony Sippio
Rose Thomas
Todd E Lewis
Micah Matson
Jinmei Zhang
Allen Pan
Mark Hicks
Yogesh Periwal
Brandon Truong-Phan
Peter Kelly
Mimsy's Marsh Kelch
Steve Nitzschner
Johnfifteenthirteen Aune
Bekker Jens
Paulo Leocadio
Ikenna Ojimba
Fernando Avalos Jr
William Pena
Shakeel Ishaq Ansari
Matthew Marcon
Ramona Horibata
John Cooksey
Curtis Turner
Rita and Gene McColgin
David Spitz
Erik W Cheng
Judith Boughrum
Michiel Holley
Alan E Howard
Steven Burns
David Spitz
Wendell Snider
Bruce LaPlante
Levon Douglas
Pravin NARWANKAR
Michael Robustelli
Maria & Jerry Weaver
Morris Gelman
Stephen Stanton
Robert DelRocco
Brandon MANN
Matt Gilbert
Michael LONG
Maasho Fisseha
Darin Slattengren
Wenhong Peng
Jason Ingber
Steven R Rodgers
Richard Bjelland
Keyur Patel
Peter Netherton
Marc S Levin
Stephen Churchley
Fran Jackson
Ernest Frasier
Poom Chantha
Aaron French
Matt Bentson
Terrence Cowman
Derek Barrett
Song Hwang
Mike Catsi
Robert L. Taylor
Suzette Nikas
Charles Swierczynski
Felix Faulhaber
Robert Vande Steeg
Kyriacos Skevas
Dale Conzelmann
Rodelio Bandeleon
Vlad Mercori
Cynthia Louise Ybarra
Raman Sundararajan
Cynthia Cassandro
Mohamed Badawy
Allan BLACK
Jude Kidder
James Thomas
Michael Perkovich
Matthew Cole

Michael O'Brien
Paul Bonacci
Mithilesh Mehta
Charles Hoesch
Jeff Park
Tami Ropelato
Phillip Esposito
Loretta Alves
Roosevelt Scott
William Golden
Patricia McCorry
Julio Castellan
Johnny Stegall
Jeremy Rollins
Robert J Petty
Trent Cooksley
Charles Swierczynski
Tan Trinh
Matthews Nyaku Malebana
Larry Cobb
Adarsh Viswanathan
Silva Nasr
Hanna Do
Adam Ward
Charles Veneman
Joedaycya Sanders
Howard Moyes
Rosalie Fray
Jesse M Micander
Giancarlo Coronado
Michael Teske
Ajit Nayak
Eduardo Herrera
Kanu Patel
Joe Melchionda
Maasho Fisseha
Bernadette Drumm
Chad Curtin
Randy Lieberman
Cotea Andrei Valentin
Amit Sharma
Bryan Osborne
Ralph Kaplan
Jan Surface
William Vincent Miller Sr
Mehdi Benbrahim
Javier Mercado
Matthew Gidicsin
James Bernhardt
Sharon Shemtov
Leonora L Uy
Robert Hempton
Anne Jackson
Patrick Abandy
Tiffany Thomas
Perdana Putra
Evangelina Santos
Chris Adams
James O'Kane
Richard Babjak
Jenne Allen
S. Lea Langdon
Deann Wertz
Kenneth DePaul
Terry Baker
Jacobson Schwager
Kay Banaszek
Andrew Michael Maynarich
Ronald Brathwaite
William Goff
Samuel E Saunders
Trent Cooksley
Yonasan Schwartz
John Peacock
Nancy Brenner Blakely
William Paul BURGHARDT
Keith Griffin
Harold E WILLS
Patrick J Perron
Dennis Thomas
Daniel Meyers
Harold E WILLS
Thaddeus Onwuka
Ganesh Rao
Stephanie Schreiner
Martin Wagner
Joyce Elaine Ingram
Gary Paul
Robert S O'Brien
Mark Ament
Rajeshnani Dasari
Rafael Perez
Andreas Stracke
Rajasekhar Yakkali
Jason Ingber
Joseph McGale
Carol A. Smoke
Randall F. Kinoshita
Megan Kane
Carmen N Alexander
Robert WOOD
Thampy Kurian
Jesus Aguilar
Ansar Basha Khan
Smith J. SAINT-AIME
Kris Moats
Pamela Campbell
Karin Coyne
Esteban Montanez
Andrew Dysart
Michael Dorra
Emmanuel Mboho
Nipa Pramongkit
David Stockwell
Sharon Shemtov
Kenneth Klein
David Busch
Joseph C. Oliver
Davender Bhardwaj
Song Hwang
Randall F. Kinoshita
Kenneth Son
Kevin Connolly
Jared Bobbitt
Robert WOOD
Bhaskar Dey
Bruce Morgan
Lon HOSKINS
Gary Logan
Thomas J Hedrick
Mark Hayes
James Jung
Jeremy Stouder
Justin Leiter
Russell Larocque
Joseph McGale
Anastacia Vasquez
Ronel Delva
Bassey Bassey
Anup Singh
Libby Cailen
Daniel C Hogberg
James Rodney Hendrix
Paresh G Vallabh
Paul Heading
Jane Stuart
Clarence Addo-Yobo
Alana HODO
Chi Chen
Faisal Alrajhi
Noble T. Miller
Michael Dorra
Rosemary Seidler
Chad O'Connor
Juriys Voronetskis
Ryan Ashton
Prakasan Kappoth
Michael Cupp
Michael Kelly
Gulab Tejwani
Viswanathan Thiagarajan
Daniel G URQUHART
Sue Dudkowski
N Ashkenazi
Garry CHAN
James Leong
Jagdeep S. Garewal
Anne McClendon
John Baskey
Kenneth Shelton
Jayant Khadilkar
David Ward
David Christensen
Ravi Ranganathan
Pavel Jirousek
Rehana Sultana
Thomas Forrester
Cecil Isaac
Nick Moudakis
Mark GORDON
Mabel Held
Jolissia A Thomas
Prashanth Srikanthan
Jan Pierre Cloete
Kasey Barrett
Keith Binam
Timothy Allison
Lilieth AgardSmith
Edward McCormick
Katheryn Herron
Chip Frye
Adam Ward
John HYDER
Chris Keenan
Erik Dwyer
Matek Kamill
Greg Gersib
Humberto Avila
Mabel Held
Jason Bryant
John Platt
Sanjeev Munjal
Michael J Bueker
Shohreh Daemi
Manish Thakrar
Ulysses Melendez
Xavier Enriquez
Rafael Perez
Martin Wagner
Oscar Grandas
Carmine Barone
Milosav Zivkovic
Esteban Benito Olivieri
Cheng Hung Chen
David Keranen
Paul Ditscheit
Steven Frazier Child
Ruben Garcia
Sharon Leonard
Kai Kin Yam
Steve Brady
Loretta Tofani
Montgomery Close
Mercedita Oducado
C. Travis TAUSCH
Faisal Almutlaq
Ken Dyer
Michael Huskey
Joe Biglin
Louise Baier
Mitesh Maheshwari
Martin Wagner
Andrew EUBANKS
Thomas J Hedrick
Yuriy Nayer
Charles Swierczynski
Robert Hempton
Rajasekhar Yakkali
David Schams
Michael Amoroso
Hanna Do
Mark Osier
Rusul Altaay
Richard Chung
Richard Esposito
Ganesh Chaudhary
Kenna Richards
Adrian Copiz
Michael Golden
Matthew Sargeant
Manish Thakrar
Steve Burns
Jane E Roberts
Clyde Jasmin
Michael DeLaMater
Leland Fiegel
Vincent Esposito
Laurene Nagaj
Michael Cupp
Brugman Aviles
Gary Janczura
Sam Regina
Rudy Banerjee
Ryan Pfeifer
Jonathan Swetzoff
Lawrence Gray
Matt Gilbert
Erick Garcia
Bakolbils, LLC
David Witt
Siera Beardsley
Michael Huskey
Hedy MacDonald
Robert R Binoniemi
Keith Binam
Jesus Aguilar
Hantz Frage
Moacyr K Timas
Jeremy Stouder
Khalid Alrasheed

Thank You!

From the WhiteClouds Team



Jerry Ropelato
CEO



Joey Skinner
Chief Operating Officer



Dave Forsberg

Sales Advisor

25 yrs in sales & marketing. Led Marketstar to $325M in annual revenue as EVP Business Development



Kerry Parker

VP Sales - Business Dev.



Lesa May

Controller



Kelly Root

Design Manager



David Southern

Director of Development



Athena Perkins

3D Medical Specialist



Wayne Ropelato

Production Manager

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Joey Skinner	Management @ WhiteClouds	2015
Lesa May	Accounting @ WhiteClouds	2018
Jerry Ropelato	Technology @ WhiteClouds	2013

Officers

OFFICER	TITLE	JOINED
Lesa May	Controller	2018
Jerry Ropelato	CEO, Director	2013

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Ropelato Family Enterprise	17,444,444 Common Stock	38.5%
Jerry Ropelato	13,400,352 Common Stock	29.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2013	$500,000	Common Stock	Section 4(a)(2)
05/2013	$2,500,000		Section 4(a)(2)
03/2018	$80,000		Section 4(a)(2)
12/2015	$600,000		Section 4(a)(2)
01/2016	$3,844,000		Section 4(a)(2)
01/2017	$321,000		Section 4(a)(2)
08/2019	$200,000	Common Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/26/2015	$600,000	8.0%		None	12/25/2017
01/23/2016	$3,844,000	8.0%		None	01/01/2018
01/28/2017	$321,000	8.0%		None	01/27/2019
03/05/2018	$80,000	8.0%	20.0%	$18,000,000	03/05/2020

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Jerry Ropelato	12/30/2017	$548,579	$548,580	0.0%	12/31/2019	Yes
Connect VC	04/10/2018	$955,921	$1,147,924	8.0%	05/21/2019	Yes
Jerry Ropelato	06/30/2018	$180,000	$180,001	0.0%	06/30/2019	Yes

Related Party Transactions

Name	Jerry Ropelato
Amount Invested	$180,000
Transaction type	Loan
Issued	06/30/2018
Outstanding principal plus interest	$180,000 as of 07/2018
Interest	0.0 per annum
Maturity	06/30/2019
Outstanding	Yes
Current with payments	Yes
Relationship	Owner

Name	Jerry Ropelato
Amount Invested	$548,580
Transaction type	Loan
Issued	12/20/2017
Outstanding principal plus interest	$548,580 as of 04/2018
Interest	0.0 per annum
Maturity	12/31/2019
Outstanding	Yes
Current with payments	Yes
Relationship	Owner

Name	Jerry Ropelato
Amount Invested	$600,000
Transaction type	Convertible Note
Issued	12/25/2015
Interest	8.0 per annum
Maturity	12/25/2017
Valuation cap	None
Relationship	Owner/ Founder

This convertible note was with founder, Jerry Ropelato. It has not yet been converted, and the loan has not been paid back.

Name	Jerry Ropelato
Amount Invested	$3,844,000
Transaction type	Convertible Note
Issued	01/22/2016
Interest	8.0 per annum
Maturity	01/22/2018
Valuation cap	None
Relationship	Owner/ Founder

This convertible note was with founder, Jerry Ropelato. It has not yet been converted, and the loan has not been paid back.

Name	Jerry Ropelato
Amount Invested	$321,000
Transaction type	Convertible Note
Issued	01/27/2017
Interest	8.0 per annum
Maturity	01/27/2019
Valuation cap	None
Relationship	Owner/ Founder

This convertible note was with founder, Jerry Ropelato. It has not yet been converted, and the loan has not been paid back.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	60,000,000	45,285,329	Yes
Preferred Stock	50,000,000	0	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	3,420,000
Options:	5,739,375

Risks

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

The company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. This means that although we definitely have plans for the proceeds (focused on sales, marketing, and product development) the Company will have ultimate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.

We may not have sufficient product liability insurance to cover potential damages that may arise from legal suits or litigation.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We may experience substantial competition in the future from companies that have more financial capabilities and resources.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. Our securities may not be marketable in the foreseeable future.

We do not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

We currently obtain consumables and certain equipment parts from single or limited sources, and are subject to significant supply and pricing risks.

At some future date, we may be subject to healthcare PHI data and HIPAA requirements that may require additional investment, expertise, consulting expense, employee hires that may have additional risks and challenges specific to our business.

If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely affected.

The market for technology companies is not predictable. While we may be able to sell the company for its technology, client relationships, team or other factors, there is no guarantee that it can be sold, nor that it will become profitable, nor that it will reach an Initial Public Offering (IPO). Even if those do occur, there is no guarantee that investor returns will be positive.

The Company will depend on the performance of distributors, retailers, and other resellers in promoting our products and services.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Our failure to deliver high quality 3D Prints could damage our reputation and diminish demand for our products.

As 3D Printing technology changes, we may need to invest in additional technologies which may have an effect on our business.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

If we fail to maintain or expand our relationships with our suppliers and manufacturers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products and services.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications, products, and services.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

Changes in employment laws or federal or state regulations could negatively impact or harm our performance.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, register on our web site, or otherwise communicate and interact with us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

The Company's success depends on the experience and skill of its executive officers and key employees.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Our management team has limited experience in the 3D Printing industry and has not managed a business with similar risks and challenges specific to our business.

We may face potential difficulties in obtaining outside capital from venture capital or investment firms.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

While the Company believes in good faith that its business plans have a reasonable chance of success, the operations of the Company are ultimately speculative and involve the possibility of a total loss of investment, due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand total loss of their investment.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company. Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently. A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company. Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[©];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

WhiteClouds, Inc.

- Utah Corporation
- Organized January 2013
- 31 employees

182 South 1070 West
Building 14-A Bay 3
Ogden UT 84404

https://www.whiteclouds.com/

Business Description

Refer to the WhiteClouds profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

WhiteClouds is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/whiteclouds/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*